Exhibit 99.1

Silence Therapeutics Presents Late-Breaking Phase 2 Zerlasiran Data at 2024 American Heart Association (AHA) Annual Meeting

New zerlasiran data show significant time-averaged Lp(a) reductions with effects persisting 60 weeks following the first dose

Represents first study to report time-averaged Lp(a) results to further evaluate potential clinical benefits

Data simultaneously published in the Journal of the American Medical Association

18 November 2024

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or the “Company”), a global clinical stage biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today presented end-of-treatment data from its Phase 2 ALPACAR-360 study of zerlasiran, a short interfering RNA (siRNA), in atherosclerotic cardiovascular disease (ASCVD) patients with high lipoprotein(a) [Lp(a)] levels (≥125 nmol/L). These data were presented during the Late-Breaking Science Session of the American Heart Association (AHA) Scientific Sessions 2024 in Chicago, Illinois, and simultaneously published in the Journal of the American Medical Association (JAMA).

Results presented today showed that zerlasiran (300 mg every 16 weeks, 300 mg every 24 weeks or 450 mg every 24 weeks) produced greater than 80% mean time-averaged placebo-adjusted reductions from baseline in Lp(a) concentrations over 36 weeks. This is the first study to report time-averaged Lp(a) analyses, which more accurately evaluates the effects of treatment over time, including intervals between doses. Maximum Lp(a) reductions exceeded 90%. At the final visit, 60 weeks following initial drug administration, reductions in Lp(a) persisted and no safety concerns emerged with infrequent dosing.

“These data provide additional information to select the best dose and dosing interval for future zerlasiran Phase 3 trials,” said Steven E. Nissen, MD, Chief Academic Officer of the Heart, Vascular and Thoracic Institute at Cleveland Clinic and the study’s lead author. “Elevated Lp(a) impacts at least 20% of the global population and is a major cause for morbidity and mortality globally. This is a genetic risk factor that we’ve been unable to treat and I’m excited about the potential for gene-silencing approaches to help these patients.”

“Additional results from the ALPACAR-360 study continue to support the competitive profile of zerlasiran on key clinical endpoints assessing time-averaged reduction, maximum effect and tolerability,” said Curtis Rambaran, MD, Chief Medical Officer at Silence. “The Phase 2 data show zerlasiran has the potential to provide long term reductions in Lp(a) with infrequent dosing. We look forward to progressing zerlasiran into Phase 3 as a potentially promising new treatment for patients with high Lp(a).”

About Lp(a)

Lp(a) is genetically determined1-5 and a presumed independent risk factor for cardiovascular disease (CVD). Although an agreed-upon threshold for high Lp(a) is not firmly established, approximately 20% of adults have Lp(a) >125 nmol/L (or approximately 50 mg/dL).3,4 Evidence has emerged from pathophysiological, epidemiologic, and genetic studies on the potential role of high Lp(a) in contributing to myocardial infarction, stroke, and peripheral arterial disease.5

About ALPACAR-360

The ALPACAR-360 clinical program was designed to evaluate Silence’s investigational zerlasiran in patients with atherosclerotic cardiovascular disease (ASCVD) and high Lp(a) levels to reduce the risk of cardiovascular events. The ALPACAR-360 trial was a multicenter, randomized, double-blind, placebo-controlled dose-finding Phase 2 study in 178 patients with ASCVD and Lp(a) ≥125 nmol/L. Baseline Lp(a) concentration was 213 nmol/L. Patients were randomly assigned to one of three active subcutaneous doses of zerlasiran (300 mg Q16 weeks, 300 mg Q24 weeks, 450 mg Q24 weeks) or placebo. The primary endpoint was time-averaged change in Lp(a) from baseline to 36 weeks. Secondary endpoints included time-averaged changes in LDL-C as well as time-averaged Lp(a) to 48 weeks (end of treatment period) and 60 weeks (end of study).

About Silence Therapeutics

Silence Therapeutics is a global clinical stage biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines created with proprietary siRNA (short interfering RNA) technology. Silence leverages its mRNAi GOLD™ platform to create innovative siRNAs designed to precisely target and silence disease associated genes in the liver, which represents a substantial opportunity. Silence focuses on areas of high unmet medical need with programs advancing in cardiovascular disease, hematology and rare diseases. Silence also maintains research and development collaborations with AstraZeneca and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe habror provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements in this press release, other than statements of historical facts, are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding: the Company’s clinical development plans of zerlasiran including selection of the dose and dosing interval and the Company’s timing, plans and potential to move into Phase 3 registrational trial; the Company’s ability to create gene-silencing approaches to help patients with ASCVD and high Lp(a) levels to reduce the risk of cardiovascular events; and the potential clinical benefits and efficacy and safety of zerlasiran. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to:

the impact of worsening macroeconomic conditions, including the conflict in Ukraine and the conflict between Israel and Hamas, heightened inflation and uncertain credit and financial markets, on the Company’s business, clinical trials and financial position; the risk that success in preclinical testing and earlier clinical trials is not replicated in later clinical trials; the delay of any current or planned clinical trials, whether due to patient enrollment delays or otherwise; the Company’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the Company’s ability to realize the benefits of its collaborations and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; and unexpected litigation or other disputes. These and other risks and uncertainties are identified in the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2024 as updated by the section titled “Risk Factors” in the Company’s Report on Form 6-K filed with the SEC on November 14, 2024 as well as its other documents subsequently filed with or furnished to the SEC. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Inquiries:

Silence Therapeutics plc

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+1 (646) 637-3208

ir@silence-therapeutics.com

Media Relations

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1	Wilson DP, et al. Clin Lipidol. 2019;13(3):374-92.
2	Reyes-Soffer G, et al. Arterioscler Thromb Vasc Biol. 2022;42(1):e48-e60.
3	Kronenberg F, et al. Eur Heart J. 2022;43(39):3925-3946.
4	Tsimikas S, Stroes ESG. Atherosclerosis. 2020;300:1-9.
5	Tsimikas S, et al. J Am Coll Cardiol. 2018;71(2):177–192.